X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

SUPPL

DELIVERED BY MAIL

August 12, 2005

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549 USA

05010584

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

Please find enclosed the latest News Release for X-Cal Resources Ltd. dated August 12, 2005.

Sincerely,
X-CAL RESOURCES LTD.

Sharon MacLellan

Sharon A. MacLellan
/sml
encls

PROCESSED
AUG 23 2005
THOMSON
FINANCIAL

dlw 8/22

X-Cal Resources Ltd.

TSX/XCL **August 12, 2005**

News Release

Drill Program Underway at Mill Creek

On June 29, 2005 X-Cal Resources Ltd. announced an Option to Purchase Agreement with Placer Dome US Inc. which allows Placer a time fused right to purchase X-Cal's 100% owned Mill Creek Gold Property located in the Cortez Area, Lander County, Nevada. (See June 29/2005 press release.)

Under the terms of the agreement, Placer has until January 16, 2006 to determine if they will pay $US 5 million for the 720 acre Mill Creek Gold Property.

X-Cal will retain a 1.5% Net Smelter Return royalty interest in the property, if the option is exercised. The royalty is a free carried interest in future gold production from the property. The nearby location of processing facilities is a favorable factor for the NSR potential.

Placer has the right to drill test during the option period. A drill program is underway.

Caution Concerning Forward-Looking Statements

This news release and related images contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at Mill Creek and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Mill Creek Gold Project;

uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at Mill Creek.

Forward-looking statements contained in this release are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Shawn Kennedy
President

Visit our Website: www.x-cal.com
E-Mail: invrel@x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245   Fax: (604) 688-7740
Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*